SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CHROMADEX CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

171077100
(CUSIP Number)

Steven D. Rubin
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6015
 (Name, address and telephone number of person
authorized to receive notices and communications)

August 23, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS: Phillip Frost, M.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		14,325,004 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

14,325,004 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,325,004 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)    Held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee.  Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

1	NAMES OF REPORTING PERSONS: Frost Gamma Investments Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Florida

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		14,325,004 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

14,325,004 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,325,004 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)  Held by Frost Gamma Investments Trust.  Dr. Phillip Frost is the trustee of Frost Gamma Investments Trust.  Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

ITEM 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends certain Items of the Schedule 13D filed with the Securities and Exchange Commission on January 19, 2011, as subsequently amended (as so amended, the “Original 13D”) and is filed by Phillip Frost, M.D. and Frost Gamma Investments Trust (the “Gamma Trust,”  and collectively with Dr. Frost, the “Reporting Persons”), with respect to common stock, $.001 par value per share (“Common Stock”) of ChromaDex Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10005 Muirlands Blvd Suite G, Irvine, CA 92618.  Information regarding each of the reporting persons is set forth below.

ITEM 3. Source and Amount of Funds or Other Consideration.

On August 23, 2011, Gamma Trust purchased 6,750,002 shares of the Issuer’s Common Stock through the exercise of certain warrants acquired on May 20, 2010 (the “2010 Warrants”).  The 2010 Warrants were exercised in full for cash at an exercise price of $0.21 per share.

Between January 31 and February 4, 2011, Gamma Trust acquired an aggregate of 25,000 shares of the Issuer’s Common Stock on the open market for between $1.50 and $1.71per share.

The source of funds for the acquisition of all shares of Common Stock beneficially owned by the Reporting Persons was the working capital of Gamma Trust.

ITEM 4. Purpose of Transaction.

The Reporting Persons acquired all shares of Common Stock of the Issuer for investment purposes only.  The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock or Warrants. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock or Warrants which they now own or may hereafter acquire. Neither of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

On August 23, 2011, Gamma Trust purchased 6,750,002 shares of the Issuer’s Common Stock through the exercise of certain warrants acquired on May 20, 2010 (the “2010 Warrants”).  The 2010 Warrants were exercised in full for cash at an exercise price of $0.21 per share.

Between January 31 and February 4, 2011, Gamma Trust acquired an aggregate of 25,000 shares of the Issuer’s Common Stock on the open market for between $1.50 and $1.71 per share.

The Reporting Persons’ beneficial ownership of the Issuer’s common stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Phillip Frost, M.D.	14,325,004	(2)	19.26%

Frost Gamma Investments Trust	14,325,004	(2)	19.26%
______________

(1)    Percentage based upon 74,368,568 shares of Common Stock outstanding as of August 25, 2011.

(2)    Held by Frost Gamma Investments Trust.  Dr. Phillip Frost is the trustee, and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

The Reporting Persons’ responses to Items 3 and 4 to this 13D Amendment No. 1 are hereby incorporated by reference in this Item 5. The Reporting Persons’ responses to cover page Items 7 through 10 of this 13D Amendment No. 1, including the footnotes thereto, if any, are hereby incorporated by reference in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2011	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: August 29, 2011	FROST GAMMA INVESTMENTS TRUST

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. Trustee

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement.